

May 27, 2015

Via E-Mail
Mr. Jason Ryan
Chief Financial Officer
Foundation Medicine, Inc.
150 Second Street
Cambridge, MA 02141

> **Re: Foundation Medicine, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 001-36086**

Dear Mr. Ryan:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 87
Results of Operations, page 92
Revenue, page 92

1. We note that you launched the FoundationOne Heme product in December 2013 (page 10) and that you reported 3,716 FoundationOne Heme tests during fiscal 2014 compared to none during fiscal 2013 (page 92). We further note that the current list price for the FoundationOne test is $5,800 and the current list price for the FoundationOne Heme test is $7,200. Please tell us whether the FoundationOne Heme test had a significant impact on the fiscal 2014 increase in total revenue or average revenue per test and, if so, tell us how you considered including a separate narrative discussion of the extent to which such increases were attributable to the introduction of this new test. Also confirm that you will disclose such information in future filings, to the extent significant. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Jason Ryan
Foundation Medicine, Inc.
May 27, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining